

April 14, 2011

By U.S. Mail and facsimile to (720) 283-2451

Mr. David L. Messenger, Chief Financial Officer
UDR, Inc.
United Dominion Realty, L.P.
1745 Shea Center Drive, Suite 200
Highlands Ranch, CO 80129

> **Re: UDR, Inc.**
> **United Dominion Realty, L.P.**
> **Form 10-K for the year ended December 31, 2010**
> **File No. 001-10524 and File No. 333-156002-01**

Dear Mr. Messenger:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

General

1. We note United Dominion Realty, L.P. has a reporting obligation under the Exchange Act due to the guarantee of certain outstanding securities of UDR. Generally combined periodic reporting for parent and subsidiary registrants would be available in cases where the parent owns substantially all of the stock of the subsidiary, there are no more than nominal differences between the financial statements of the parent and the subsidiary and the non-financial disclosures of

the parent and subsidiary are substantially similar. Given you do not meet the last two criteria, please provide your basis for filing a joint Form 10-K or file a separate periodic report for United Dominion Realty, L.P. as appropriate.

Item 1. Business, page 2

2. In future periodic filings, please identify any properties you still own that were removed from the same-store pool in the reporting period.

Acquisitions and Dispositions, page 5

3. In future filings, please disclose weighted average capitalization rates for acquisitions and dispositions of properties during the reporting period. Also, please include a clear description of how you calculate capitalization rates, including how you calculate net operating income for these purposes.

Financing Activities, page 9

4. In future filings, in addition to the information currently disclosed, please disclose the use of proceeds and amount remaining in the ATM program.

UDR, Inc.

Note 5. Joint Ventures

Unconsolidated Joint Ventures, page 93

5. In November 2010, we note that you acquired interests in the UDR/MetLife Partnership and under the terms of the agreement you will act as the general partner. Please tell us what rights are held by your joint venture partner and clarify your basis for accounting for your general partnership interest under the equity method.

United Dominion Realty, L.P.

Note 9. Capital Structure

Limited Partnership Units, page 141

6. Please explain to us the basis for United Dominion Realty, L.P. presenting non-affiliated limited partners' capital in permanent capital. We note UDR, Inc., your general partner, presents these redeemable limited partnership units outside of

permanent equity as settlement in registered shares of UDR, Inc. is not within its control.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney-Advisor, at (202) 551-3673 with any other questions.

Sincerely,

Cicely LaMothe
Senior Assistant Chief Accountant